82-2978

PACIFIC CORPORATE TRUST COMPANY


05005687

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144


PROCESSING
SECTION
RECEIVED
FEB 01 2005
179
SEC MAIL
WASH. D.C.

January 21, 2005

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

SUPPL

Dear Sirs\Mesdames:

RE: SENSE TECHNOLOGIES INC (the "Company")
MAILING ON JANUARY 21, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the holders who returned a Financial Statement Request Form pursuant to National Instrument 51-102:

- Interim Financial Statements for the Third Period Ending November 30, 2004
- Management Discussion & Analysis

In cases where the holder has provided a valid email address and has consented to electronic delivery, they have received notification of the location of the electronic document(s) via email pursuant to National Instrument 11-201.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

Laurie Waddington
LW/jr


PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

CC: ALBERTA SECURITIES COMMISSION
CC: U.S. SECURITIES & EXCHANGE COMMISSION

CC: SENSE TECHNOLOGIES INC
CC:MORTON & COMPANY

CC: AMISANO HANSON

2/10

G:\SEDAR\letters\Msupp.doc

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended November 30, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE EXCHANGE ACT
For the transition period from ________ to ________________

Commission File Number: 000-29990

SENSE TECHNOLOGIES INC.
(Name of Small Business Issuer in its charter)

Yukon Territory
(state or other jurisdiction of incorporation or organization)

90010141
(I.R.S. Employer I.D. No.)

2535 N Carleton Avenue, Grand Island, Nebraska 68803
(Address of principal executive offices)

(308) 381-1355
Issuer's telephone number

800 Clanton Road, Suite U, Charlotte, North Carolina, 28217
Former name, former address, and former fiscal year, if changed since last report

Check whether the registrant (1) filed all reports required to be filed by sections 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.
YES [ ] NO [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

As of January 17, 2005, the registrant's outstanding common stock consisted of 13,340,522 shares.

Transitional Small Business Disclosure Format (Check one): YES [ ] NO [X]

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

SENSE TECHNOLOGIES INC.

INTERIM FINANCIAL STATEMENTS

November 30, 2004

(Stated in US Dollars)
(Unaudited)

SENSE TECHNOLOGIES INC.
INTERIM STATEMENT OF LOSS
for the three and nine months ended November 30, 2004
(Unaudited - Stated in US Dollars)

	Three months ended November 30, 2004	Three months ended November 30, 2003	Nine months ended November 30, 2004	Nine months ended November 30, 2003
Sales – Note 4	$ 6,608	$ 175,906	$ 40,311	$ 459,186
Direct costs – Schedule 1	5,184	147,485	22,778	338,300
Gross margin	1,424	28,421	17,533	120,886
Administrative Expenses				
Advertising and marketing	17,016	1,165	17,046	8,822
Amortization	1,307	4,286	5,022	12,860
Bad debts – Note 4	11,999	-	18,061	18,007
Consulting fees	9,507	-	10,272	9,938
Filing fees	1,703	1,597	3,466	3,641
Insurance (recovered)	(851)	23,986	47,197	75,760
Interest and bank charges	163	810	1,039	3,148
Interest on convertible promissory notes – Note 4	15,930	20,664	47,923	128,174
Legal and accounting – Note 4	5,525	11,031	47,782	69,444
Office and miscellaneous	3,494	772	8,251	14,253
Rent (recovered)	466	(1,852)	466	12,148
Shareholder information and printing (recovered)	1,187	(318)	3,360	10,277
Telephone and utilities	173	5,638	2,766	12,742
Transfer agent fees	3,945	1,514	3,962	2,900
Travel	6,581	6,031	7,722	16,315
Wages and benefits (recovered) – Note 4	-	45,817	(819)	221,411
	78,145	121,141	223,516	619,840
Loss before other items	(76,721)	(92,720)	(205,983)	(498,954)
Other items				
Interest income – Note 4	13,262	13,162	39,588	39,488
Provision for accrued interest receivable – Note 4	(13,162)	(13,162)	(39,488)	(39,488)
Loss on disposition of capital assets	-	-	(3,455)	-
Gain on write-off of accounts payable	19,879	-	19,879	-
Foreign exchange loss	-	-	-	(4,479)
Non-cash compensation charge	-	-	-	(5,250)
	19,979	-	(16,524)	(9,729)
Net loss for the period	$ (56,742)	$ (92,720)	$ (189,459)	$ (508,683)
Basic loss per share	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.07)
Weighted Average number of Shares Outstanding	7,370,332	7,152,280	7,370,332	7,152,280

SEE ACCOMPANYING NOTES

SENSE TECHNOLOGIES INC.
INTERIM STATEMENT OF CASH FLOWS
for the nine months ended November 30, 2004
(Stated in US Dollars)
(Unaudited)

	2004	2003
Operating Activities		
Net loss for the period	$ (189,459)	$ (508,683)
Add (deduct) items not involving cash:		
Loss on disposition of capital asset	3,455	-
Non-cash compensation charge	-	5,250
Common shares issued for advertising and consulting services	-	6,250
Amortization	5,022	12,860
Changes in non-cash working capital items related to operations:		
Accounts receivable	(2,947)	54,595
Inventory	5,320	151,279
Prepaids	(7,013)	24,310
Accounts payable	(105,298)	102,526
Advances payable	(14,500)	60,000
Dividends payable	119,477	-
Cash used in operations	(185,943)	(91,613)
Financing Activities		
Proceeds from share subscriptions	334,300	51,000
Common shares issued for cash	-	40,000
Dividends	(119,477)	-
Convertible promissory notes	(20)	-
Cash provided by financing activities	214,803	91,000
Investing Activities		
Acquisition of licence fee	(20,000)	-
Proceeds from disposition of capital asset	7,000	-
Patent costs	(49)	(487)
Cash used in investing activities	(13,049)	(487)
Increase (decrease) in cash during the period	15,811	(1,100)
Cash, beginning of period	1,800	4,976
Cash, end of period	$ 17,611	$ 3,876
Supplementary cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash transactions – Note 5

SEE ACCOMPANYING NOTES

Schedule 1

SENSE TECHNOLOGIES INC.

SCHEDULE OF DIRECT COSTS

for the nine months ended November 30, 2004 and 2003

(Stated in U.S. Dollars)

	Three months ended November 30,		Nine months ended November 30,	
	2004	2003	2004	2003
Cost of sales	$ 2,724	$ 104,463	$ 18,986	$ 259,227
Manufacturing expenses	2,460	35,396	2,460	60,149
Royalty expense – Note 4	-	7,626	1,332	18,924
	$ 5,184	$ 147,485	$ 22,778	$ 338,300

Sense Technologies Inc.
Notes to the Interim Financial Statements
November 30, 2004
(Stated in US Dollars)
(Unaudited) – Page 2

Note 2 Share Capital– (cont'd)

b) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

	November 30, 2004		November 30, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding and exercisable at beginning of period	1,215,000	$1.52	2,230,000	$1.22
Previously granted options vesting during the period	-	-	100,000	$1.00
Granted	-	-	50,000	$1.00
Expired	(15,000)	$1.03	(10,000)	$1.03
Less: Share purchase options not vested	-	-	(25,000)	$1.00
Outstanding and exercisable at end of the period	1,200,000	$1.53	2,345,000	$1.10

At November 30, 2004, the following employee and director common share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each share purchase option held:

Number	Exercise Price	Expiry Date
25,000	$1.03	June 8, 2005
300,000	$1.03	August 4, 2005
25,000	$1.03	January 8, 2006
25,000	$1.03	March 22, 2006
450,000	$2.30	December 18, 2006
50,000	$2.30	January 10, 2007
100,000	$0.75	September 26, 2007
200,000	$1.00	February 1, 2008
25,000	$1.00	March 14, 2008
1,200,000		

(Stated in US Dollars)

Note 4 Related Party Transactions – Cont'd

The above noted items were measured by the exchange amount which is the amount agreed upon by transacting parties.

As at November 30, 2004, included in accounts payable is $57,657 (February 29, 2004: $60,900) owing to directors and a shareholder with respect to unpaid fees, purchases and accrued interest and $481,332 (February 29, 2004: $480,000) owing to shareholders in respect of royalties payable.

As at November 30, 2004, included in convertible promissory notes payable is $112,732 (February 29, 2004: $112,732) due to directors.

Note 5 Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the cash flows are excluded from the cash flow statement.

During the period ended November 30, 2004, the Company acquired license fees in the amount of $150,000. As consideration the Company paid 20,000 cash, issued a license fee payable of $80,000 and issued common stock subscriptions of $50,000. The non-cash component of the transaction has been excluded from the statement of cash flows.

At November 30, 2004, we had a working capital deficit of $1,015,283 compared to positive working capital of $177,750 at November 30, 2003. The decrease in working capital is largely due to certain convertible promissory notes payable becoming due within one year.

We have not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk.

Item 3. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer, who is also acting in the capacity as principal accounting officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of November 30, 2004. Based on this evaluation, the Company's Chief Executive Officer concluded that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Such evaluation did not identify any change in the Company's internal control over financial reporting that occurred during the quarter ended November 30, 2004 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

PART II- OTHER INFORMATION

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibit 31.1 – Certification
Exhibit 32.1 – Certification

(b) No reports on form 8-K were filed during the period covered by this report.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2005

SENSE TECHNOLOGIES INC.
(Registrant)

By: /s/ Bruce Schreiner
Bruce Schreiner, President

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350 AND
RULE 13a-14(b)

In connection with the Quarterly Report of Sense Technologies Inc. (the "Company") on Form 10-QSB for the fiscal quarter ended November 30, 2004 as filed with the Securities and Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, and Rule 13a-14(b), that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 19, 2005

By: /s/ Bruce Schreiner
Bruce E. Schreiner
President and Principal Accounting Officer